Room 4561

July 25, 2007

David H. Kelsey
Chief Financial Officer
Sealed Air Corporation
200 Riverfront Boulevard
Elmwood Park, New Jersey 07407-1033

Re: Sealed Air Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 01, 2007
File No. 001-12139

Dear Mr. Kelsey:

We have completed our review of your Form 10-K and the related filings, and do not, at this time, have any further comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief